082-34812

PETROBANK
ENERGY AND RESOURCES LTD.

November 1, 2007

Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street NW
Washington D.C. 20549

Re: Petrobank Energy and Resources Ltd.

Dear Sir or Madam:

Pursuant to Regulation 12g3.2(b) please find enclosed documents made public and filed with Canadian Securities Regulators that form part of the continuous disclosure record of Petrobank Energy and Resources Ltd.

Sincerely,

JRodier

Tanya Rodier
for:

Corey C. Ruttan
Vice-President Finance

2600, 240 – 4TH AVENUE SW, CALGARY, ALBERTA, CANADA, T2P 4H4 MAIN: (403) 750-4400 FAX: (403) 266-5794 www.petrobank.com

PETROBANK
ENERGY AND RESOURCES LTD.

NEWS RELEASE

PETROBANK SIGNS THAI™ LICENCE AGREEMENT AND ACQUIRES HEAVY OIL ASSETS

Calgary, Alberta – November 1, 2007 – Petrobank Energy and Resources Ltd. ("Petrobank" or the "Company") (TSX: PBG) (OSLO: PBG), is pleased to announce that we have entered into a THAI™ license agreement and acquired a 50% interest in certain heavy oil lands and related assets in the Peace River region of northwest Alberta (the "Dawson Property") owned by Duvernay Oil Corp. ("Duvernay").

The Dawson Property

The Dawson Property is comprised of 2,880 acres of land in the Peace River area of Alberta, and includes two existing horizontal wells and related facilities. Petrobank's internal evaluation of the Dawson Property yields an estimated original-oil-in-place resource of approximately 100 million barrels, utilizing existing 3D seismic and available well data. Of significant note, the main producing zone in the Dawson area is the Bluesky formation, which contains conventional heavy oil capable of being produced using cold production techniques. There are already numerous cold producing operations in the area, and many operators have indicated plans to implement conventional thermal recovery projects. For Petrobank, this property represents an excellent opportunity to implement the THAI™ process in a conventional heavy oil reservoir, which was the initial target reservoir application for THAI™ when it was first developed at the University of Bath in England.

Chris Bloomer, Vice President Heavy Oil, commented, "With the success of our THAI™ operations at WHITESANDS, we are eager to commence a roll-out of this technology into other reservoir applications, both here in Canada and internationally. Initial development plans at Dawson will involve an update of the existing reserve evaluation and a two-well THAI™ project, which can then be expanded to accommodate additional wells on the property. Petrobank will be the operator and we intend to commence engineering and regulatory work to undertake this THAI™ project in 2008."

In addition, Petrobank and Duvernay have established an area of mutual interest in lands surrounding the Dawson Property (the "AMI"). Within the AMI, the Companies have the opportunity to further expand production and reserves through the application of the THAI™ technology on third-party lands and/or jointly acquired properties in the region.

THAI™ License Agreement

Petrobank's wholly-owned subsidiary, Archon Technologies Inc., has entered into a license and royalty agreement with Duvernay to allow Petrobank's patented THAI™ process to be utilized on the Dawson Property and within the AMI. Archon will earn a ten percent gross overriding royalty on Duvernay's share of production following recovery of a specified amount of production.

The acquisition of the Dawson Property and the licensing agreement with Duvernay is an important first step in Petrobank's development plans for the commercialization of the THAI™ technology on a global basis. The Dawson Property and AMI cover an extensive heavy oil belt with a number of large existing conventional cold heavy oil production operations that typically recover only 6 to 10 percent of the original-oil-in-place. The application of the THAI™ process in these reservoirs has the potential to increase recoveries up to 70 to 80 percent.

Saskatchewan Land Position Established

In addition, Petrobank has acquired a 23,040 acre Oil Sands Licence in Saskatchewan. The licence has a primary term of five years and forms the basis for a possible future expansion of the application of the THAI™ technology into an exciting new potential oils sands resource fairway.

Petrobank Energy and Resources Ltd.

Petrobank Energy and Resources Ltd. is a Calgary-based oil and natural gas exploration and production company with operations in western Canada and Colombia. The Company operates high-impact projects through three business units. The Canadian Business Unit is developing a solid production platform from low risk gas opportunities in central Alberta and an extensive inventory of Bakken light oil locations in southeast Saskatchewan, complemented by new exploration projects and a large undeveloped land base. The Latin American Business Unit, operated by Petrobank's 77% owned TSX-listed subsidiary, Petrominerales Ltd. (trading symbol: PMG), is a Latin American-based exploration and production company producing oil from three blocks in Colombia and has contracts on 13 exploration blocks covering a total of 1.5 million acres in the Llanos and Putumayo Basins. WHITESANDS Insitu Ltd., Petrobank's wholly-owned subsidiary, owns 70,720 net acres of oil sands leases with an estimated 2.6 billion barrels of gross bitumen-in-place and operates the WHITESANDS project which is field-demonstrating Petrobank's patented THAI™ heavy oil recovery process. THAI™ is an evolutionary in-situ combustion technology for the recovery of bitumen and heavy oil that integrates existing proven technologies and provides the opportunity to create a step change in the development of heavy oil resources globally. THAI™ is a registered trademark of Archon Technologies Ltd., a wholly-owned subsidiary of Petrobank Energy and Resources Ltd.

Forward-Looking Statements

Certain information provided in this news release constitutes forward-looking statements. The words "anticipate", "expect", "project", "estimate", "forecast" and similar expressions are intended to identify such forward-looking statements. Although Petrobank believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties. You can find a discussion of those risks and uncertainties in our Canadian securities filings. While Petrobank makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Petrobank assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

John D. Wright, President and Chief Executive Officer,
Chris J. Bloomer, Vice President Heavy Oil, or
Corey Ruttan, Vice President Finance and Chief Financial Officer

Telephone: (403) 750-4400

PETROBANK
ENERGY AND RESOURCES LTD.

Suite 2600, 240 – 4th Avenue S.W.
Calgary, Alberta T2P 4H4
(403) 750-4400
(403) 266-5794
E-mail: ir@petrobank.com
Website: www.petrobank.com
TSX/OSLO: PBG

END